UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [X ] Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into: (i) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019; (ii) our registration statement on Form S-8 (333-249321), originally filed on October 5, 2020; and (iii) our registration statement on Form F-3 (333-257292), originally filed on June 22, 2021, the prospectus thereto filed on June 30, 2021, and the prospectus supplement thereto filed on September 30, 2021.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release (October 14th, 2021) ElectraMeccanica Announces Strategic Agreement with Bosch to Launch Initial Service Network for Flagship SOLO EV

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

__/s/ Bal Bhullar__
Bal Bhullar
Chief Financial Officer

Date: October 14th, 2021